UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact June | 2023

Azul Announces an 86% Acceptance Rate in Early
Exchange Offer Period

São Paulo, June 28, 2023 – Azul S.A., (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) and its subsidiary, Azul Investments LLP (“Issuer”), announce today an aggregate acceptance rate of 86% in its previously announced offers to exchange its 2024 and 2026 Senior Notes.

An amount of US$291,170,000 in principal of the 5.875% Senior Notes due 2024 representing 72.8% of the outstanding principal, and US$567,602,000 in principal of the 7.250% Senior Notes due 2026 representing 94.6% of the outstanding principal, have been validly tendered for exchange and not validly withdrawn.

“This is another key milestone in our comprehensive permanent plan which started with the successful negotiation with our lessors and OEMs and now continues with the overwhelming acceptance of our exchange offers with 86% participation. This comprehensive plan will significantly strengthen Azul’s capital structure and improve our cash generation. We have reached all of these agreements amicably, demonstrating the strength of our long-lasting, mutually beneficial relationships,” said Alex Malfitani, Azul’s CFO.

There can be no assurance that the conditions to either or both of the exchange offers will be satisfied or waived, or that either or both of the exchange offers will be consummated.

This communication is for information purposes only, in accordance with current legislation and shall not be interpreted or considered, for all legal purposes and effects, as an offering and/or promotional material for any securities. The offering of securities to be issued in the exchange offers have not been, and will not be, registered under the Securities Act of 1933, as amended.

Azul will keep investors and the general market updated on the progress of the exchange offers.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 28, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer